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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 AMENDMENT NO. 2
                                       to
                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                           ---------------------------


                          KRUPP REALTY FUND, LTD. - III
                            (Name of Subject Company)

                          KRUPP REALTY FUND, LTD. - III
                        (Name of Person Filing Statement)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                 Laurence Gerber
                              The Krupp Corporation
                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 423-2233

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    COPY TO:


   Scott D. Spelfogel, Esq.                        James M. Dubin, Esq.
     The Berkshire Group                Paul, Weiss, Rifkind, Wharton & Garrison
     470 Atlantic Avenue                       1285 Avenue of the Americas
 Boston, Massachusetts 02210                  New York, New York  10019-6064
       (617) 423-2233                                  (212) 373-3000


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                  This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") by Krupp Realty Fund, Ltd. - III, a Massachusetts limited partnership (the "Partnership"), on December 5, 1996, as amended by Amendment No. 1 filed with the Commission on December 11, 1996, and relates to the tender offer made by Krescent Partners L.L.C., a Delaware limited liability company, AP-GP Prom Partners, Inc., a Delaware corporation, American Holdings I, L.P., a Delaware limited partnership, American Holdings I-GP, Inc., a Delaware corporation, and American Property Investors, Inc., a Delaware corporation (collectively, the "Bidders"), disclosed in a Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on November 21, 1996, as amended by Amendments Nos. 1, 2, 3 and 4 thereto, to purchase up to 5,117 of the Partnership's issued and outstanding Units of Investor Limited Partnership Interests (the "Units") at a purchase price of $370 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 21, 1996, as amended by Amendments Nos. 1, 2, 3 and 4 thereto, and the related Letter of Transmittal. The purpose of this Amendment No. 2 is to amend Item 9 of the Partnership's Schedule 14D-9, as amended, as set forth below. Terms defined in the Schedule 14D-9, as amended, are used in this Amendment No. 2 with the same meanings as provided in the
Schedule 14D-9, as amended.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9, as previously amended, is hereby further amended by adding the following:

         (a)(iv) Form of letter to Unit holders from the Partnership dated January 14, 1997




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1997


                                            KRUPP REALTY FUND, LTD. - III

                                            By:  The Krupp Corporation, a
                                                   general partner


                                            By:  s/Laurence Gerber
                                                 -------------------------------
                                                  Name:  Laurence Gerber
                                                  Title: President






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                                  EXHIBIT INDEX

         A new Exhibit 9 is hereby added to the Exhibit Index, as follows:


          Exhibit                            Description
          -------                            -----------

             9. Form of letter to Unit holders from the Partnership dated January 14, 1997





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